100 University Avenue, 9th floor
Date: October 13, 2011	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ENVOY CAPITAL GROUP INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	08-11-2011
Record Date for Voting (if applicable) :	08-11-2011
Beneficial Ownership Determination Date :	08-11-2011
Meeting Date :	09-12-2011
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29413B105	CA29413B1058

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENVOY CAPITAL GROUP INC.